UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29262 / April 30, 2010

_____

In the Matter of   :
                                                                                    :
JACKSON NATIONAL LIFE INSURANCE COMPANY, ET AL.   :
1 Corporate Way   :
Lansing, Michigan 48951   :
                                                                                    :
(812-13703)   :
                                                                                    :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING EXEMPTIONS FROM SECTIONS 2(a)(32), 22(c) and 27(i)(2)(A) of the
ACT AND RULE 22c-1 THEREUNDER

Jackson National Life Insurance Company ("Jackson National"), Jackson National
Separate Account - I ("JNL Separate Account"), Jackson National Life Insurance
Company of New York ("JNL New York"), JNLNY Separate Account I ("JNLNY
Separate Account"), and Jackson National Life Distributors LLC (collectively,
"Applicants") filed an application on September 24, 2009, and filed amended applications
on October 16, 2009, January 8, 2010, February 24, 2010, and March 29, 2010, for an order
under Section 6(c) of the Investment Company Act of 1940 ("Act"), granting exemptions
from the provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1
thereunder, to the extent necessary to permit recapture, under specified circumstances, of
certain contract enhancements applied to purchase payments made under deferred variable
annuity contracts described in the application that Jackson National has issued and will issue
through the JNL Separate Account (the "JNL Contracts") and that JNL New York has
issued and will issue through the JNLNY Separate Account (the "JNLNY Contracts," and
collectively with the JNL Contracts, the "Contracts"), as well as other contracts that Jackson
National and JNL New York may issue in the future through their existing or future separate
accounts that are substantially similar in all material respects to the Contracts. Applicants
also requested that the order extend to Affiliated Broker Dealers as defined in the
application and to any successors in interest to the Applicants.

A notice of the filing of the application was issued on April 7, 2010 (Investment
Company Act Release No. 29205). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the matter would be issued unless a
hearing should be ordered. No request for a hearing has been received, and the
Commission has not ordered a hearing.

The matter has been considered, and it is found that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly,

IT IS ORDERED, pursuant to Section 6(c) of the Act, that the requested exemptions from the provisions of Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, for Jackson National Life Insurance Company, <u>et al</u>., (812-13703) be, and hereby are, granted, effective immediately.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary